Exhibit 99.1

InterCure Names Alexander Rabinovich as Chairman Replacing Ehud Barak

NEW YORK & HERZLIYA, Israel, February 12, 2025— InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), announces today that Mr. Ehud Barak will step down as Chairman of the board of directors of the Company (the “Board”), effective February 13, 2025. He will be succeeded by Mr. Alexander Rabinovich, who has successfully led the Company as CEO for the past five years, executing hundreds of percentages of profitable growth, building strategic international partnerships, and establishing InterCure’s position as a leader in pharmaceutical cannabis.

Mr. Barak, who is marking his 83rd birthday today, has decided to pursue personal endeavors after six years of service as Chairman of our Board. InterCure extends its deepest appreciation to Mr. Barak for his contributions, which has helped guide the Company’s progress alongside its executive team. The Company wishes him all the best in his future endeavors and congratulates him on his birthday.

Further to the Company’s Report on Form 6-K dated December 19, 2024 (the “Report”), announcing the private placement financing and the approval of the item on the agenda of the Company’s extraordinary general meeting on February 3, 2025, InterCure successfully completed its financing, securing NIS 66 million (approximately $18.2 million) to support the recovery of Nir Oz Facility. The financing also included the issuance of warrants which may further increase the proceeds up to a total of approximately NIS 107 million (approximately $29.8 million) if fully exercised, to support the post-war expansion of the facility in collaboration with the “Tkumah” administration. The funding includes investments from key shareholders of the Company, including our CEO, Mr. Rabinovich, as well as lead investors Mr. Yaron Yakobi and Mr. Ynon Hagag. The completion included the receipt of funds under a loan agreement from a leading Israeli bank previously announced in the Report, further strengthening its ability to recover and execute its operations in accordance with its strategic plans. In addition, the Company anticipates receiving additional substantial payments from the Israeli authorities as part of the full compensation for war-related damages, including loss of profits the Company is entitled to.

InterCure is currently executing its war recovery plan restoring the Nir Oz facility, re-launching its products aside new products and rebuilding its pharmaceutical cannabis portfolio to meet patient needs.

“I joined InterCure over six years ago, deeply believing in the power of pharmaceutical cannabis to improve the lives of patients around the globe. Throughout my time with the Company, we have upheld the highest professional standards, ensuring access to high-quality pharmaceutical standard cannabis products for those who need it most. I am incredibly proud of what we have achieved together,” said Mr. Barak. “We faced great challenges, particularly following the events of October 7, 2023, which severely impacted our Nir Oz facility, and impacted our communities and employees. However, under the exceptional leadership of Alex, the Board, and our dedicated employees, InterCure is returning stronger than ever. I extend my deepest gratitude to Alex, the Board, and everyone who has been part of this journey. InterCure will always have a special place in my heart, and I am confident that the Company will continue to lead and innovate in the global pharmaceutical cannabis market.”

“During his six years as our Chairman, Ehud has made meaningful contributions not only to InterCure but to our young industry, improving the quality of life of many patients. I sincerely appreciate his insights and support throughout the years,” said Mr. Alexander Rabinovich, CEO and incoming Chairman of the Board. “As we look ahead, we remain focused on completing the rehabilitation of our Nir Oz facility, a process that remains ongoing and essential for our recovery. We appreciate the strong vote of confidence from our investors and remain committed to ensuring the Company’s long-term stability and growth. At the same time, we continue to work closely with the Israeli authorities to secure the necessary support for the damages sustained. We remain hopeful for a swift end to the ongoing war and the return of all hostages, including our employees and our close friends from the kibbutzim surrounding the Gaza strip, to their homes. We believe that completing the post-war damage recovery processes will enable the Company to return to profitable growth without further delay, including exercising the Cookies agreement and expanding international operations in Germany, the UK, and Australia. With the successful financing round, we are reinforcing our position and ensuring patients continue to have access to a highest quality medical cannabis.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit www.intercure.co.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its ability to expand the Nir Oz facility, its ability to recover and execute on its strategic plans and recovery plan, its ability to return to profitability without delay, potential compensation for war-related damages, its ability to successfully raise additional amounts under the financing, its ability to lead and innovate in the pharmaceutical cannabis market, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

InterCure Ltd.
Amos Cohen, Chief Financial Officer
amos@intercure.co